Midas Series Trust
2255 Buffalo Road
Rochester, NY 14624

April 6, 2023

VIA EDGAR CORRESPONDENCE

Deborah L. O’Neal
Division of Investment Management, Disclosure Review Office
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Response to Comments on Post-Effective Amendment No. 74 (the “Post-Effective Amendment”) to the Registration Statement of Midas Series Trust (the “Registrant” or “Fund”) (002-98229; 811-04316)

Dear Ms. O’Neal:

On behalf of the Registrant, set forth below are the comments that you (the “Staff”) provided by email on April 5, 2023 concerning the Fund’s Post-Effective Amendment which was filed with the Securities and Exchange Commission (the “SEC”) on February 27, 2023, and the Registrant’s response thereto.
1.
Comment: Given the pivot/flexibility in the fund’s principal investment strategy, consider highlighting the disclosure on page 2 that states, “provided, however, that the Fund’s investment adviser . . . . may invest in any type of equity security (e.g., common and preferred stocks)” with bold or italicized font.

Response: The Fund will make the requested change.

* * * * *

Should you have any further comments on these matters, or any questions, please contact me at (212) 785-0900, extension 275, or rkamerman@midasfunds.com.

Sincerely,

MIDAS SERIES TRUST

By:	/s/Russell Kamerman
	Name:	Russell Kamerman
	Title:	General Counsel

cc:	Pamela M. Krill, Esq.
Godfrey & Kahn, S.C.